UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGH PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007.

Commission File Number 0-51695

CROSSHAIR EXPLORATION & MINING CORP.
(Translation of registrant’s name into English)

Suite 1240, 1140 West Pender St., Vancouver, B.C.  Canada  V6E 4G1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑

Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________

EXHIBIT INDEX

Exhibit

Description of Exhibit

99-1

Cover Letter
99-2

Amended Management Discussion and Analysis for the three-month period ended July 31, 2007
99-3

Form 52-109F2 Certification of Interim Filings from the CEO
99-4

Form 52-109F2 Certification of Interim Filings from the CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CROSSHAIR EXPLORATION & MINING CORP.

By:

/s/ Julie Bolden

Julie Bolden

Date:  September 13, 2007

VP Corporate Affairs